CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$450,000	$57.96

Pricing supplement no. 2444 To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 3-I dated November 14, 2011	Registration Statement No. 333-177923 Dated May 2, 2014 Rule 424(b)(2)

$450,000 Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar due May 5, 2017

General

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The notes are designed for investors who seek capped exposure to the appreciation of an equally weighted basket of four currencies relative to the U.S. dollar from the Starting Basket Level to the Ending Basket Level and who seek fixed annual interest payments at a rate of 0.15% per annum over the term of the notes. Investors should be willing to forgo interest payments, while seeking payment of their principal in full at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co. If JPMorgan Chase & Co. were to default on its payment obligations, you may lose your entire investment.

—	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing May 5, 2017*
—	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
—	The notes priced on May 2, 2014 and are expected to settle on or about May 7, 2014.

Key Terms

Basket:	An equally weighted basket of four currencies (each, a “Reference Currency” and together, the “Reference Currencies”) that measures the performance of the Reference Currencies relative to the U.S. dollar (the “Base Currency”)
Reference Currencies:	The following table sets forth the Reference Currencies, the Starting Spot Rate† and the Reference Currency Weight for each Reference Currency:

	Reference Currency	Starting Spot Rate†	Reference Currency Weight

	Indian rupee (INR)	60.2250	25%
	Indonesian rupiah (IDR)	11,537	25%
	Turkish lira (TRY)	2.09915	25%
	South African rand (ZAR)	10.46250	25%

† The Starting Spot Rate of each Reference Currency is expressed as a number of units of the applicable Reference Currency per U.S. dollar and is the Spot Rate of that Reference Currency on the pricing date, determined as specified under “Additional Key Terms — Spot Rate” in this pricing supplement.

Payment at Maturity:

At maturity, in excess of any accrued and unpaid interest, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero and will not be greater than the effective cap of $1,000 per $1,000 principal amount note.

You are entitled to repayment of principal in full at maturity, subject to the credit risk of JPMorgan Chase & Co.

Additional Amount:	The Additional Amount per $1,000 principal amount note payable at maturity will equal $1,000 × the Basket Return × the Participation Rate, provided that the Additional Amount will not be less than zero or greater than the effective cap of $1,000 per $1,000 principal amount note.
Participation Rate:	100%
Interest Rate:	0.15% per annum, payable annually
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date
Ending Basket Level:	The arithmetic average of the Basket Closing Levels on the Ending Averaging Dates
Basket Closing Level:

The Basket Closing Level on any relevant day will be calculated as follows:

100 × [1 + (INR Return × 25%) + (IDR Return × 25%) + (TRY Return × 25%) + (ZAR Return × 25%)]

The INR Return, IDR Return, TRY Return and ZAR Return are the Currency Returns of the Indian rupee, the Indonesian rupiah, the Turkish lira and the South African rand, respectively, on the relevant day. Because the Currency Returns are expressed as the Starting Spot Rate minus the Ending Spot Rate, divided by the Starting Spot Rate, the Currency Return with respect to each Reference Currency is effectively capped at 100%, with no limit on the downside.

Please see “Additional Key Terms — Currency Return,” “How Do Exchange Rates Work?”, “Selected Risk Considerations — Your Notes Are Subject to an Embedded Maximum Payment at Maturity” and “What is the Basket Return, Assuming a Range of Performances for the Reference Currencies?” in this pricing supplement for more information.

Interest Payment Dates*:	May 7, 2015, May 9, 2016, and the Maturity Date. See “Selected Purchase Considerations — Fixed Annual Interest Payments” in this pricing supplement for more information.
Original Issue Date (Settlement Date)*:	On or about May 7, 2014
Ending Averaging Dates*:	April 24, 2017, April 25, 2017, April 26, 2017, April 28, 2017 and May 2, 2017
Maturity Date*:	May 5, 2017
CUSIP:	48126N6F9
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Postponement of a Determination Date — Least Performing Component Notes or Basket Notes” and “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 3-I

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 3-I and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$15	$985
Total	$450,000	$6,750	$443,250
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $15.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-43 of the accompanying product supplement no. 3-I.

The estimated value of the notes as determined by JPMS, when the terms of the notes were set, was $973.50 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

May 2, 2014

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 3-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 3-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

—	Product supplement no. 3-I dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007592/e46167_424b2.pdf

—	Prospectus supplement dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

—	Prospectus dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

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CURRENCY BUSINESS DAY — A “currency business day,” with respect to each Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York and the principal financial center for the applicable Reference Currency (with respect to the Indian rupee, Mumbai, India; with respect to the Indonesian rupiah, Jakarta, Indonesia; with respect to the Turkish lira, Istanbul, Turkey; and with respect to the South African rand, Johannesburg, South Africa) and (b) banking institutions in The City of New York and that principal financial center for that Reference Currency are not otherwise authorized or required by law, regulation or executive order to close.

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SPOT RATE — The Spot Rate of each Reference Currency on any relevant day is expressed as a number of units of the applicable Reference Currency per one U.S. dollar and is equal to the Reference Currency per one U.S. dollar exchange rate as reported by Reuters Group PLC (“Reuters”) on the Reuters page set forth in the table below at the applicable time set forth in the table below on that day.

Reference Currency	Reference Currency per U.S. Dollar: Reuters Page and Applicable Time
Indian rupee (INR)	RBIB at approximately 12:30 p.m., Mumbai time
Indonesian rupiah (IDR)	JISDOR=, at approximately 10:00 a.m. Jakarta time
Turkish lira (TRY)	WMRSPOT07, at approximately 4:00 p.m. Greenwich Mean Time
South African rand (ZAR)	WMRSPOT17, at approximately 4:00 p.m. Greenwich Mean Time

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CURRENCY RETURN — On any relevant day, the Currency Return with respect to each Reference Currency reflects the performance of that Reference Currency relative to the U.S. dollar, as of that day, calculated as follows:

Starting Spot Rate – Ending Spot Rate

Starting Spot Rate

Because the Currency Returns are expressed as the Starting Spot Rate minus the Ending Spot Rate, divided by the Starting Spot Rate, the Currency Return with respect to each Reference Currency is effectively capped at 100%, with no limit on the downside.

Please see “How Do Exchange Rates Work?”, “Selected Risk Considerations — Your Notes Are Subject to an Embedded Maximum Payment at Maturity” and “What is the Basket Return, Assuming a Range of Performances for the Reference Currencies?” in this pricing supplement for more information.

—	ENDING SPOT RATE — On any relevant day, the Ending Spot Rate with respect to a Reference Currency is the Spot Rate of that Reference Currency on that day.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement:

(1)	All references to “Reference Currency Return” in the accompanying product supplement will be deemed to refer to “Currency Return” and

JPMorgan Structured Investments — Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-1

(2)	Notwithstanding anything to the contrary in the accompanying product supplement, for purposes of the notes offered by this pricing supplement, you will receive an interest payment on each Interest Payment Date for each $1,000 principal amount note, calculated as follows:

$1,000 × Interest Rate

Interest will accrue from and including the issue date of the notes to but excluding the Maturity Date. Interest will be payable in arrears on each Interest Payment Date to and including the Maturity Date to the holders of the record at the close of business on the business day prior to that Interest Payment Date. If an Interest Payment Date is not a business day, payment of interest due on that day will be made with the same force and effect on the business day immediately following that day, but no additional interest will accrue or be payable as a result of the delayed payment. If the Maturity Date is adjusted as a result of a market disruption event or otherwise, the payment of interest due on that date will be made on the Maturity Date as adjusted, with the same force and effect as if that date had not been adjusted, but no additional interest will accrue or be payable as a result of the delayed payment.

How Do Exchange Rates and the Currency Return Formula Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

Each Currency Return reflects the return of the applicable Reference Currency relative to the European Union euro from the Starting Spot Rate to the Ending Spot Rate, calculated using the formula set forth above under “Key Terms — Currency Return.” While each Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Currency Return,” there are other reasonable ways to determine the return of a Reference Currency relative to the European Union euro that would provide different results. For example, another way to calculate the return of a Reference Currency relative to the European Union euro would be to calculate the return that would be achieved by converting European Union euros into that Reference Currency at the Starting Spot Rate on the pricing date and then, on the applicable Ending Averaging Date, converting back into European Union euros at the applicable Ending Spot Rate. In this pricing supplement, we refer to the return of a Reference Currency relative to the European Union euro calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

As demonstrated by the examples below, under the Currency Return formula, any appreciation of a Reference Currency relative to the European Union euro will be diminished, as compared to a conversion return, while any depreciation of the a Reference Currency relative to the European Union euro will be magnified, as compared to a conversion return. In addition, the diminishing effect on any appreciation of a Reference Currency relative to the European Union euro increases as the applicable Currency Return increases, and the magnifying effect on any depreciation of a Reference Currencies relative to the European Union euro increases as the applicable Currency Return decreases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that reflected conversion returns.

The Spot Rate is expressed as the number of units of the applicable Reference Currency per one European Union euro. As a result, a decrease in the Spot Rate from the Starting Spot Rate to the Ending Spot Rate means that the relevant Reference Currency has appreciated / strengthened relative to the European Union euro from the Starting Spot Rate to the Ending Spot Rate. This means that one unit of the applicable Reference Currency could purchase more European Union euros on the applicable Ending Averaging Date than it could on the pricing date. Viewed another way, it would take fewer units of the applicable Reference Currency to purchase one European Union euro on the applicable Ending Averaging Date than it did on the pricing date.

The following examples assume a Starting Spot Rate of 60 for the Indian rupee relative to the European Union euro.

Example 1: The Indian rupee strengthens from the Starting Spot Rate of 60 to the Ending Spot Rate of 54.

The Currency Return is equal to 10.00%, calculated as follows:

(60 – 54) / 60 = 10.00%

By contrast, if the return on the Indian rupee were determined using a conversion return, the return would be 11.11%.

Example 2: The Indian rupee strengthens from the Starting Spot Rate of 60 to the Ending Spot Rate of 0.60.

The Currency Return is equal to 99.00%, calculated as follows:

(60 – 0.60) / 60 = 99.00%

By contrast, if the return on the Indian rupee were determined using a conversion return, which would not be subject to the effective cap of 100%, the return would be 9,900.00%.

As Examples 1 and 2 above demonstrate, the diminishing effect on any appreciation of a Reference Currency relative to the Base Currency increases as the applicable Currency Return increases.

Conversely, an increase in the Spot Rate from the Starting Spot Rate to the Ending Spot Rate means that the relevant Reference Currency has depreciated / weakened relative to the European Union euro from the Starting Spot Rate to the Ending Spot Rate. This means that it would take more units of the relevant Reference Currency to purchase one European Union euro on the applicable Ending Averaging Date than it did on the pricing date. Viewed another way, one unit of the relevant Reference Currency could purchase fewer European Union euros on the applicable Ending Averaging Date than it could on the pricing date.

Example 3: The Indian rupee weakens from the Starting Spot Rate of 60 to the Ending Spot Rate of 66.

The Currency Return is equal to -10.00%, calculated as follows:

JPMorgan Structured Investments — Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-2

(60 – 66) / 60 = -10.00%

By contrast, if the return on the Indian rupee were determined using a conversion return, the return would be -9.09%.

Example 4: The Indian rupee weakens from the Starting Spot Rate of 60 to the Ending Spot Rate of 240.

The Currency Return is equal to -300.00%, which demonstrates that there is no limit on the downside for the Currency Return, calculated as follows:

(60 – 240) / 60 = -300.00%

By contrast, if the return on the Indian rupee were determined using a conversion return, the return would be -75.00%.

As Examples 3 and 4 above demonstrate, the magnifying effect on any depreciation of a Reference Currency relative to the Base Currency increases as the applicable Currency Return decreases.

The hypothetical Starting Spot Rate, Ending Spot Rates and Currency Returns set forth above are for illustrative purposes only and have been rounded for ease of analysis.

JPMorgan Structured Investments — Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-3

Selected Purchase Considerations

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POTENTIAL PRESERVATION OF CAPITAL AT MATURITY — Subject to the credit risk of JPMorgan Chase & Co., the payout formula allows you to receive at least the principal amount of your notes, in addition to annual interest payments, if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

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CAPPED APPRECIATION POTENTIAL — At maturity, in addition to your principal and any accrued and unpaid interest, for each $1,000 principal amount note, you will receive a payment equal to $1,000 × the Basket Return × the Participation Rate of 100%, provided that this payment (the “Additional Amount”) will not be less than zero or greater than the effective cap of 100% of the principal amount. Please see “How Do Exchange Rates Work?”, “Selected Risk Considerations — Your Notes Are Subject to an Embedded Maximum Payment at Maturity” and “What is the Basket Return, Assuming a Range of Performances for the Reference Currencies?” in this pricing supplement for more information.

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FIXED ANNUAL INTEREST PAYMENTS — The notes offer annual interest payments as specified on the cover of this pricing supplement. Interest will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following that day, but no additional interest will accrue as a result of the delayed payment. For additional information, see “Description of Notes — Interest Payments” in the accompanying product supplement no. 3-I and “Supplemental Terms of the Notes” in this pricing supplement.

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EXPOSURE TO THE REFERENCE CURRENCIES VERSUS THE U.S. DOLLAR — The return on the notes is linked to the performance of a basket of currencies, which we refer to as the Reference Currencies, relative to the U.S. dollar, and will enable you to participate in potential increases in the value of the Basket relative to the U.S. dollar, from the Starting Basket Level to the Ending Basket Level. The Basket derives its value from an equally weighted group of currencies consisting of the Indian rupee, the Indonesian rupiah, the Turkish lira and the South African rand, each measured relative to the U.S. dollar. The Currency Return with respect to each Reference Currency is effectively capped at 100%, with no limit on the downside. Please see “How Do Exchange Rates Work?”, “Selected Risk Considerations — Your Notes Are Subject to an Embedded Maximum Payment at Maturity” and “What is the Basket Return, Assuming a Range of Performances for the Reference Currencies?” in this pricing supplement for more information.

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TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “—Notes Treated as Debt Instruments That Have a Term of More than One Year,” in the accompanying product supplement no. 3-I. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You generally will be required to accrue original issue discount on your notes in each taxable year at the “comparable yield,” as determined by us, and annual interest payments will not be subject to additional tax on receipt. Upon sale or exchange (including at maturity), you will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted basis in the note, which generally will equal the cost thereof, increased by the amount of original issue discount you have accrued in respect of the note, and decreased by the amount of any annual interest payments made on the note through the date of sale or exchange. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. Special rules may apply if the Additional Amount is treated as becoming fixed prior to maturity. You should consult your tax adviser concerning the application of these rules. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price.

The discussion in the preceding paragraph, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” (and in particular the subsection thereof entitled “—Notes Treated as Debt Instruments That Have a Term of More than One Year”) in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

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COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the “comparable yield” is annual rate of 1.57%, compounded semiannually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 principal amount note consists of the following payments:

Payment Dates	Projected Payment Amounts
May 7, 2015	$1.50
May 9, 2016	$1.50
May 5, 2017	$1,044.61

JPMorgan Structured Investments — Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-4

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual Additional Amount, if any, that we will pay on the notes.

In addition, assuming semiannual accrual periods, the following table sets out the amount of OID that will accrue with respect to a note during each calendar year, based upon our determination of the comparable yield and projected payment schedule:

Calendar Period	Accrued OID During Calendar Period (Per $1,000 Principal Amount Note)	Total Accrued OID from Issue Date (Per $1,000 Principal Amount Note) as of End of Calendar Period
May 7, 2014 through December 31, 2014	$10.18	$10.18
January 1, 2015 through December 31, 2015	$15.91	$26.09
January 1, 2016 through December 31, 2016	$16.13	$42.22
January 1, 2017 through May 5, 2017	$5.39	$47.61

The amount you actually receive at maturity or upon any earlier sale or exchange of your notes will affect your income for that year, as described above.

JPMorgan Structured Investments — Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-5

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Currencies, the U.S. dollar or the respective exchange rates between the Reference Currencies and the U.S. dollar or any contracts related to the Reference Currencies, the U.S. dollar or the respective exchange rates between the Reference Currencies and the U.S. dollar. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 3-I dated November 14, 2011.

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CURRENCY MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive or negative. Any positive Basket Return will depend on the aggregate performance of the Reference Currencies relative to the U.S. dollar. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY PLUS ANY ACCRUED AND UNPAID INTEREST IF THE BASKET RETURN IS ZERO OR NEGATIVE.

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YOUR NOTES ARE SUBJECT TO AN EMBEDDED MAXIMUM PAYMENT AT MATURITY — Because the Currency Returns are expressed as the Starting Spot Rate minus the Ending Spot Rate, divided by the Starting Spot Rate, your payment at maturity is subject to an embedded maximum payment at maturity. In no event will any Currency Return be greater than 100% and, accordingly, the Basket Return will not be greater than 100%. As a result, because the Participation Rate is 100%, the Additional Amount will not be greater than $1,000 per $1,000 principal amount note, and the payment at maturity will not be greater than $2,000 per $1,000 principal amount note.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 22-I for additional information about these risks.

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JPMS’S ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes exceeds JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

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JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

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JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

JPMorgan Structured Investments — Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-6

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THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

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SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

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SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the Basket Return, including:

—	any actual or potential change in our creditworthiness or credit spreads;
—	customary bid-ask spreads for similarly sized trades;
—	secondary market credit spreads for structured debt issuances;
—	the exchange rates and the volatility of the exchange rates of the Indian rupee, the Indonesian rupiah, the Turkish lira or the South African Rand relative to the U.S. dollar;
—	suspension or disruption of market trading in the Indian rupee, the Indonesian rupiah, the Turkish lira, the South African Rand or the U.S. dollar;
—	the time to maturity of the notes;
—	interest and yield rates in the market generally; and
—	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

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THE METHOD OF CALCULATING THE CURRENCY RETURNS WILL DIMINISH ANY APPRECIATION OF THE REFERENCE CURRENCIES AND MAGNIFY ANY DEPRECIATION OF THE REFERENCE CURRENCIES RELATIVE TO THE U.S. DOLLAR — Each Currency Return reflects the return of a Reference Currency relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate, calculated using the formula set forth above under “Key Terms — Currency Return.” While each Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Currency Return,” there are other reasonable ways to determine the return of a Reference Currency relative to the U.S. dollar that would provide different results. For example, another way to calculate the return of a Reference Currency relative to the U.S. dollar would be to calculate the return that would be achieved by converting U.S. dollars into that Reference Currency at the Starting Spot Rate on the pricing date and then, on the applicable Ending Averaging Date, converting back into U.S. dollars at the Ending Spot Rate. In this pricing supplement, we refer to the return of a Reference Currency relative to the U.S. dollar calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

Under the Currency Return formula, any appreciation of a Reference Currency relative to the U.S. dollar will be diminished, as compared to a conversion return, while any depreciation of a Reference Currency relative to the U.S. dollar will be magnified, as compared to a conversion return. The diminishing effect on any appreciation of a Reference Currency relative to the U.S. dollar, which we refer to as an embedded variable decelerating upside leverage, increases as the Currency Return increases. The magnifying effect on any depreciation of a Reference Currency relative to the U.S. dollar, which we refer to as an embedded variable downside leverage, increases as the Currency Return decreases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that reflected a conversion return. See “How Do Exchange Rates and the Currency Return Formula Work?” in this pricing supplement for more information.

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MOVEMENTS IN THE EXCHANGE RATES OF THE REFERENCE CURRENCIES RELATIVE TO THE U.S. DOLLAR MAY BE HIGHLY CORRELATED — Because the performance of the Basket is determined by the performances of the Reference Currencies relative to the U.S. dollar, your notes will be exposed to currency exchange rate risk with respect to India, Indonesia, Turkey and South Africa (the “Reference Currency

JPMorgan Structured Investments — Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-7

Countries”) and the United States. High correlation of movements in the exchange rates of the Reference Currencies relative to the U.S. dollar during periods of negative returns could have an adverse effect on your return on your investment at maturity. However, the movements in the exchange rates of the Reference Currencies relative to the U.S. dollar may not be correlated. See the immediately following risk factor for more information.

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CHANGES IN THE EXCHANGE RATES OF THE REFERENCE CURRENCIES RELATIVE TO THE U.S. DOLLAR MAY OFFSET EACH OTHER — Movements in the exchange rates of the Reference Currencies relative to the U.S. dollar may not correlate with each other. At a time when the exchange rate of one of the Reference Currencies relative to the U.S. dollar increases, the exchange rate of one or more of the other Reference Currencies relative to the U.S. dollar may not increase as much or may decline. Therefore, in calculating the Ending Basket Level, increases in the exchange rate of one of the Reference Currencies relative to the U.S. dollar may be moderated, or more than offset, by lesser increases or decreases in the exchange rate of the other Reference Currency relative to the U.S. dollar. Because each Currency Return is subject to an embedded maximum return of 100%, with no limit on the downside, and because of the embedded variable decelerating upside leverage and the embedded variable downside leverage, depreciation by one Reference Currency relative to the U.S. dollar may result in a loss of some of all of your initial investment at maturity, even when the other Reference Currencies appreciate significantly relative to the U.S. dollar. See “What Is the Basket Return, Assuming a Range of Performances for the Reference Currencies?” in this pricing supplement for more information.

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THE NOTES MIGHT NOT PAY AS MUCH AS A DIRECT INVESTMENT IN THE REFERENCE CURRENCIES — You may receive a lower payment at maturity than you would have received if you had invested directly in the Reference Currencies individually, a combination of Reference Currencies or contracts related to the Reference Currencies for which there is an active secondary market.

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THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of a Reference Currency or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the Reference Currency Countries, the United States and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

—	existing and expected rates of inflation;
—	existing and expected interest rate levels;
—	the balance of payments in the Reference Currency Countries and the United States, and between each country or region and its major trading partners;
—	political, civil or military unrest in the Reference Currency Countries and the United States; and
—	the extent of governmental surplus or deficit in the Reference Currency Countries and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the Reference Currency Countries and the United States, and those of other countries important to international trade and finance.

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THE VALUE OF TWO OF THE REFERENCE CURRENCIES MAY BE CORRELATED TO THE DEMAND FOR COMMODITIES — Indonesia and South Africa, two of the Reference Currency Countries, depend heavily on the export of commodities and the values of the Indonesian rupiah and the South African rand have historically exhibited high correlation to the demand for certain commodities. As a result, a decrease in the demand for the relevant commodities may negatively affect the value of those Reference Currencies and, therefore, the value of the notes.

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GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the Reference Currencies and the U.S. dollar, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

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BECAUSE THE REFERENCE CURRENCIES ARE EMERGING MARKETS CURRENCIES, THE BASKET IS SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS — The notes are linked to the performance of an equally weighted Basket of four emerging markets currencies, relative to the U.S. dollar. There is an increased risk of significant adverse fluctuations in the performances of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. As a result, emerging markets currencies may be subject to higher volatility than major currencies, especially in environments of risk aversion and deleveraging. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed

JPMorgan Structured Investments — Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-8

countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the notes. Global events, even if not directly applicable to the Reference Currency Countries or their respective currencies, may increase volatility or adversely affect the Currency Returns and the value of your notes.

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EVEN THOUGH THE REFERENCE CURRENCIES AND THE U.S. DOLLAR TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Reference Currencies and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

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CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Reference Currencies relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

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CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rates and the Currency Returns. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “General Terms of Notes — Market Disruption Events” in the accompanying product supplement no. 3-I for further information on what constitutes a market disruption event.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

JPMorgan Structured Investments — Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-9

What Is the Total Payment on the Notes, Assuming a Range of Performances for the Basket?

The following table and examples illustrate the total payment on the notes (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performances for the Basket Returns from -80% to +80% and reflect the Starting Basket Level of 100, the Participation Rate of 100% and the Interest Rate of 0.15% per annum.

The following results are based solely on the hypothetical examples cited. Each hypothetical total payment set forth below is for illustrative purposes only and may not be the actual total payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return × Participation Rate (100%)	Additional Amount		Sum of Interest Payments		Principal		Total Payment on the Notes
180.00	80.00%	80.00%	$800.00	+	$4.50	+	$1,000.00	=	$1,804.50
170.00	70.00%	70.00%	$700.00	+	$4.50	+	$1,000.00	=	$1,704.50
160.00	60.00%	60.00%	$600.00	+	$4.50	+	$1,000.00	=	$1,604.50
150.00	50.00%	50.00%	$500.00	+	$4.50	+	$1,000.00	=	$1,504.50
140.00	40.00%	40.00%	$400.00	+	$4.50	+	$1,000.00	=	$1,404.50
130.00	30.00%	30.00%	$300.00	+	$4.50	+	$1,000.00	=	$1,304.50
120.00	20.00%	20.00%	$200.00	+	$4.50	+	$1,000.00	=	$1,204.50
115.00	15.00%	15.00%	$150.00	+	$4.50	+	$1,000.00	=	$1,154.50
110.00	10.00%	10.00%	$100.00	+	$4.50	+	$1,000.00	=	$1,104.50
105.00	5.00%	5.00%	$50.00	+	$4.50	+	$1,000.00	=	$1,054.50
100.00	0.00%	N/A	$0.00	+	$4.50	+	$1,000.00	=	$1,004.50
95.00	-5.00%	N/A	$0.00	+	$4.50	+	$1,000.00	=	$1,004.50
90.00	-10.00%	N/A	$0.00	+	$4.50	+	$1,000.00	=	$1,004.50
85.00	-15.00%	N/A	$0.00	+	$4.50	+	$1,000.00	=	$1,004.50
80.00	-20.00%	N/A	$0.00	+	$4.50	+	$1,000.00	=	$1,004.50
70.00	-30.00%	N/A	$0.00	+	$4.50	+	$1,000.00	=	$1,004.50
60.00	-40.00%	N/A	$0.00	+	$4.50	+	$1,000.00	=	$1,004.50
50.00	-50.00%	N/A	$0.00	+	$4.50	+	$1,000.00	=	$1,004.50
40.00	-60.00%	N/A	$0.00	+	$4.50	+	$1,000.00	=	$1,004.50
30.00	-70.00%	N/A	$0.00	+	$4.50	+	$1,000.00	=	$1,004.50
20.00	-80.00%	N/A	$0.00	+	$4.50	+	$1,000.00	=	$1,004.50

Hypothetical Examples of Total Payment on the Notes

The following examples illustrate how the total payment on the notes set forth in the table above is calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120.

Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100 and the Basket Return is 20%, the Additional Amount is equal to $300 and you will receive a total payment of $1,304.50 per $1,000 principal amount note, consisting of interest payments of $4.50 over the term of the notes and a payment at maturity of $1,300 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 20% × 100%) + $4.50 = $1,304.50

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 80.

Because the Ending Basket Level of 80 is less than the Starting Basket Level of 100, the Additional Amount is equal to $0 and you will receive a total payment of $1,004.50 per $1,000 principal amount note, consisting of interest payments of $4.50 over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket neither increases nor decreases from the Starting Basket Level of 100.

Because the Ending Basket Level of 100 is equal to the Starting Basket Level of 100, the Additional Amount is equal to $0 and you will receive a total payment of $1,004.50 per $1,000 principal amount note, consisting of interest payments of $4.50 over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

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What Is the Basket Return, Assuming a Range of Performances for the Reference Currencies?

The examples below illustrate hypothetical Basket Returns, assuming a range of performances for the Reference Currencies. The hypothetical Basket Returns set forth below assume Starting Spot Rates of 60.00, 12,000.00, 2.00 and 11.00 for the Indian rupee, the Indonesian rupiah, the Turkish lira and the South African rand, respectively, relative to the U.S. dollar. The Basket Returns set forth below are for illustrative purposes only and may not be the actual Basket Returns applicable to the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the examples below have been rounded for ease of analysis.

Example 1

Reference Currency	Reference Currency Weight	Hypothetical Starting Spot Rate	Hypothetical Ending Spot Rate	Currency Return
Indian rupee	25%	60.00	48.00	20.00%
Indonesian rupiah	25%	12,000.00	10,800.00	10.00%
Turkish lira	25%	2.00	1.60	20.00%
South African rand	25%	11.00	9.90	10.00%
		Basket Return:		15.00%

In this example, each of the Reference Currencies appreciated in value relative to the U.S. dollar, resulting in Currency Returns for each Reference Currency relative to the U.S. dollar of 20%, 10%, 20% and 10%. Accordingly, the Basket Return is 15%.

Example 2

Reference Currency	Reference Currency Weight	Hypothetical Starting Spot Rate	Hypothetical Ending Spot Rate	Currency Return
Indian rupee	25%	60.00	72.00	-20.00%
Indonesian rupiah	25%	12,000.00	13,200.00	-10.00%
Turkish lira	25%	2.00	2.40	-20.00%
South African rand	25%	11.00	12.10	-10.00%
		Basket Return:		-15.00%

In this example, each of the Reference Currencies depreciated in value relative to the U.S. dollar, resulting in Currency Returns for each Reference Currency relative to the U.S. dollar of -20%, -10%, -20% and -10%. Accordingly, the Basket Return is -15%.

Example 3

Reference Currency	Reference Currency Weight	Hypothetical Starting Spot Rate	Hypothetical Ending Spot Rate	Currency Return
Indian rupee	25%	60.00	0.60	99.00%
Indonesian rupiah	25%	12,000.00	120.00	99.00%
Turkish lira	25%	2.00	8.00	-300.00%
South African rand	25%	11.00	0.11	99.00%
		Basket Return:		-0.75%

In this example, the Indian rupee, the Indonesian rupiah and the South African rand each appreciated in value relative to the U.S. dollar, resulting in Currency Returns for each of those Reference Currencies of 99%, and the Turkish lira depreciated in value relative to the U.S. dollar, resulting in a Currency Return for the Turkish lira of -300%. Accordingly, the Basket Return is -0.75%. This example demonstrates that (a) no Currency Return will be greater than 100% and (b) depreciation by one Reference Currency relative to the U.S. dollar can result in an Additional Amount of zero, even when the other Reference Currencies appreciate significantly relative to the U.S. dollar.

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Historical Information

The following graph shows the weekly performance of the Basket from January 2, 2009 through May 2, 2014, assuming that the Basket Closing Level on January 2, 2009 was 100 and that the exchange rates of each Reference Currency relative to the U.S. dollar on the relevant dates were the Spot Rates on such dates. The exchange rates and the historical weekly Basket performance data in this graph were determined using the rates reported by Bloomberg Financial Markets and may not be indicative of the Basket performance using the Spot Rates of the Reference Currencies relative to the U.S. dollar that would be derived from the applicable Reuters pages.

The four graphs below show the historical weekly performance of each Reference Currency relative to the U.S. dollar, expressed in terms of the conventional market quotation (i.e., the amount of the applicable Reference Currency that can be exchanged for one U.S. dollar, which we refer to in this pricing supplement as the exchange rate) as shown on Bloomberg Financial Markets, from January 2, 2009 through May 2, 2014. The exchange rates of the Indian rupee, the Indonesian rupiah, the Turkish lira and the South African rand relative to the U.S. dollar, as shown on Bloomberg Financial Markets, on May 2, 2014 were 60.0465, 11,545, 2.1053 and 10.4813, respectively. The Spot Rates of the Indian rupee, the Indonesian rupiah, the Turkish lira and the South African rand relative to the U.S. dollar on May 2, 2014, calculated in the manner set forth under “Additional Key Terms — Spot Rates” on page PS-1 of this pricing supplement, were 60.2250, 11,537, 2.09915 and 10.46250, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Currency Returns. The value of the Basket, and thus the Basket Return, increases when the individual Reference Currencies appreciate in value against the U.S. dollar.

JPMorgan Structured Investments — Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar	PS-12

We obtained the data needed to construct the graph that displays the weekly performance of the Basket and the Reference Currencies from Bloomberg Financial Markets, without independent verification, and we obtained the exchange rates used to calculate the Spot Rates from Reuters Group PLC, without independent verification. The historical performance of each Reference Currency relative to the U.S. dollar and the Basket should not be taken as indications of future performance, and no assurance can be given as to the Spot Rate of any of the Reference Currencies on any Ending Averaging Date. We cannot give you assurance that the performance of the Basket will result in a possible return on the notes at maturity.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

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The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Payment on the Notes, Assuming a Range of Performances for the Basket?”, “Hypothetical Examples of Total Payment on the Notes” and “What Is the Basket Return, Assuming a Range of Performances for the Reference Currencies?” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Exposure to the Reference Currencies Versus the U.S. Dollar” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this pricing supplement, the first and second paragraphs of the section entitled “Use of Proceeds and Hedging” on page PS-24 of the accompanying product supplement no. 3-I are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

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